EXHIBIT 99.1

News Release

 Kamada to Announce Final Results from Phase 2/3 Clinical Trial of Inhaled AAT to Treat Alpha-1 Antitrypsin Deficiency on September 4, 2014

Kamada management to host conference call with clinical trial investigator at 8:00 a.m. Eastern time

NESS ZIONA, Israel (September 3, 2014) – Kamada Ltd. (NASDAQ and TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, will announce the final results from its European Phase 2/3 clinical trial of its proprietary inhaled alpha-1 antitrypsin (AAT) to treat alpha-1 antitrypsin deficiency (AATD) on Thursday, September 4, 2014 at approximately 7:00 a.m. Eastern time.

Kamada management will host a conference call tomorrow, September 4, 2014 at 8:00 a.m. Eastern time, featuring a clinical trial investigator who is an expert in AATD, to discuss these results and to answer investor questions.  Shareholders and other interested parties may participate in the call by dialing (888) 803-5993 (domestic), (1-809) 45-7877 (from Israel) or (706) 634-5454 (international) and referencing conference ID number 95044902. The call will also be webcast live and archived on the Company's website at www.kamada.com.

A replay of the conference call will be accessible beginning two hours after its completion through September 11, 2014, by dialing (855) 859-2056 (domestic) or (404) 537-3406 (international) and referencing conference ID number 95044902. The call will also be archived for 90 days on the Company's website at www.kamada.com.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline.  The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived proteins.   AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is Glassia®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets Glassia in the U.S. through a strategic partnership with Baxter International.  In addition to Glassia, Kamada has a product line of nine other injectable pharmaceutical products that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America, Eastern Europe and Asia.  Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency that completed pivotal Phase 2/3 clinical trials in Europe and entered Phase 2 clinical trials in the U.S.   Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA authorizations.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:
Gil Efron CFO ir@kamada.com	Anne Marie Fields LHA 212-838-3777 afields@lhai.com